EXHIBIT 2.1

TERMINATION OF PURCHASE AND SALE AGREEMENT

This Termination of Purchase and Sale Agreement (this "Termination Agreement") is made as of February 6, 2018 but is effective for all purposes as of 10:01 A.M. February 5, 2018 (the "Effective Time"), by and among WAGON WHEEL ARKLATEX, LCC ("Wagon Wheel"), a Delaware limited liability company, and GREEN WHEEL, LLC ("Green Wheel"), a Delaware limited liability company (Wagon Wheel and Green Wheel are hereafter individually and collectively referred to as "Seller"), and EMPIRE PETROLEUM CORPORATION ("Empire"), a Delaware corporation, and EMPIRE LOUISIANA LLC ("Empire LA"), a Delaware limited liability company (Empire and Empire LA are hereafter individually and collectively referred to as "Buyer").  Seller and Buyer are sometimes herein referred to as the "Parties," and each individually as a "Party."  All capitalized terms used but not otherwise defined in this Termination Agreement shall have the meaning assigned to such terms in the PSA (as defined below).

RECITALS

WHEREAS, the Parties entered into that certain Purchase and Sale Agreement, dated January 16, 2018, but effective as of January 1, 2018 (the "PSA") and Empire assigned its rights under the PSA to Empire LA by that certain Assignment and Assumption of Purchase and Sale Agreement dated January 26, 2018;

WHEREAS, under Section 9.01 of the PSA, the Closing was to be consummated and completed at 10:00 A.M. (local Tulsa, Oklahoma time) on or before February 5, 2018 (the "Closing Date");

WHEREAS, Empire and Empire LA requested an extension of the time within which to conduct title due diligence and the Closing Date, but such request was not agreed to by Seller;

WHEREAS, the Parties have failed to close the contemplated transaction under the PSA by the Closing Date;

WHEREAS, under Section 10.01(a), the Parties may terminate the PSA and abandon the transaction contemplated thereby by mutual written consent of Seller and Buyer;

WHEREAS, the Parties desire to terminate the PSA, reserving certain rights as stipulated herein which rights shall survive this Termination Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Termination of PSA. Each of the Parties (a) agrees to terminate the PSA and abandon the transaction contemplated thereby, except as set forth herein and in Section 10.02 of the PSA as to survivability in the event of a termination of said PSA, and (b) represents and warrants to the other Parties that as of the date of this Termination Agreement, such Party is not aware of any claim or factual basis for a claim it may have against such other Parties under the surviving provisions of the PSA, the Confidentiality Agreement or this Termination Agreement.

2. Confidentiality.  The Parties agree (a) to continue to be bound by the terms of the Confidentiality Agreement dated November 16, 2017 and executed by the Parties (the "Confidentiality Agreement"), (b) nothing in this Termination Agreement shall affect or modify the Confidentiality Agreement and (c) Section 14.15 of the PSA shall survive the termination of the PSA for one (1) year.  Additionally, Buyer expressly agrees not to share any information pertaining to the Assets or the Seller that it has discovered or received from Seller during its due diligence period or the period leading up to this Termination Agreement and will not share any of said information with any third party.  Seller reserves its rights to seek all damages allowed under the law from Buyer should Seller learn that Buyer has breached the Confidentiality Agreement or the terms of this Paragraph.

3. Return or Destruction of All Data Provided by Seller to Buyer.  Buyer agrees to destroy or return to Seller any data provided to it by Seller no later than February 28, 2018 and to not make any copies of said data or share any of said data with any third party.  Buyer will also provide to Seller no later than February 28, 2018 a copy of any due diligence title reports it had prepared covering Seller's Assets. In return for said reports, Seller agrees to continue to share data with Buyer up and until February 28, 2018.  Seller reserves its rights to collect all damages allowed under the law from Buyer should Seller learn that Buyer has breached the terms of this Paragraph and collect any damages it suffers as a result of Buyer's breach hereunder from Buyer.

4. Entire Agreement; Waiver.  This Termination Agreement shall be deemed to form an integral part of the PSA and shall be governed by the laws of the State of Louisiana.  In the event of any inconsistency or conflict between the provisions of the PSA and this Termination Agreement, the provisions of this Termination Agreement shall prevail and govern.

5. Joint and Several Liability of Empire and Empire LA.  Empire and Empire LA are each jointly and severally liable under the PSA, the Confidentiality Agreement and this Termination Agreement.  Seller may enforce the terms of said agreements and collect damages from either Empire or Empire LA or both for a breach of any said agreements.

6. Counterparts. This Termination Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

[Signature Pages Follow.]

IN WITNESS WHEREOF, each Party has caused this Termination Agreement to be executed on its behalf, all as of the day and year first above written.

"SELLER"

WAGON WHEEL ARKLATEX, LLC

/s/ James Redfearn
James Redfearn
President and Chief Executive Officer

GREEN WHEEL, LLC

/s/ James Redfearn
James Redfearn
President and Chief Executive Officer

"BUYER"

EMPIRE PETROLEUM CORPORATION

/s/ Thomas W. Pritchard
Thomas W. Pritchard
Chief Executive Officer

EMPIRE LOUISIANA LLC

By:  Empire Petroleum Corporation
        Its sole member

/s/ Thomas W. Pritchard
Thomas W. Pritchard
Chief Executive Officer

Signature Page of Termination of Purchase and Sale Agreement